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Shefsky                                          111 E. Wacker Drive, Suite 2800
& Froelich                                               Chicago, Illinois 60601
Attorneys at Law                               Tel 312.527.4000 Fax 312.527.2015
                                                              www.shefskylaw.com

                                                                  Susan W. Wiles

                                                          Direct: (312) 836-4192
                                                       Facsimile: (312) 275-7616
                                                   E-mail: swiles@shefskylaw.com

                                                                    IN REFERENCE
                                                                             TO:
                                                                    027779-00001

                                 August 5, 2005

Via Facsimile: (202) 772-9206 and EDGAR

Mr. Brian K. Bhandari
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Total Luxury Group Inc.
                  Form 8-K
                  File Number:  000-28497
                  Filed:  June 8, 2004

Dear Mr. Bhandari,

      I am writing on behalf of our client Total Luxury Group Inc. (the "Company"), in response to your comment letter dated June 15, 2005. In the comment letter you requested that we amend the Company's Form 8-K that was filed June 8, 2005, as necessary, to conform to your comments. Pursuant to our telephone conversations of Wednesday, June 22, 2005 and Friday, August 5, 2005, we are submitting this response and amended filing (without exhibit). This response letter is being submitted concurrently with the filing of the Form 8-K/A.

      For your convenience, we have reprinted the text of the comments in your letter of June 8, 2005, in italics, followed by the Company's response.

      1. Please amend to disclose the date the predecessor auditor resigned in accordance with Item 304(a)(1)(i) of Regulation S-B.

      The Form 8-K has been amended to provide the following: on June 8, 2005, Stephen Diamond, Chartered Accountant was dismissed as the independent certified public accountant for Total Luxury Group Inc. (the "Company"). His dismissal was approved by the Company's board of directors, upon the Company learning that Mr. Diamond is not a PCAOB certified accountant.

August 5, 2005
Page 2

      2. In your filing it was disclosed that the predecessor auditor's audit opinion for the years ended December 31, 2003 and 2002 "did not contain any adverse opinion or disclaimer of opinion, or modification as to uncertainty, audit scope, or accounting principles." Upon review of your Forms 10-KSB filed on April 14, 2004 and July 24, 2003, we noted the audit opinions for the years ended December 31, 2003 and 2002 were modified as to uncertainty. Please amend your form 8-K to disclose this auditor opinion modification in accordance with
Item 204(a)(1)(ii) of Regulations S-B.

      The Form 8-K has been amended to provide the following:

      Mr. Diamond's report on Form 10-KSB for fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on April 14, 2004 (File No. 000-28497), contained an explanatory paragraph as to certainty regarding the Company's ability to continue as a going concern. Mr. Diamond's opinion contained an explanatory paragraph wherein he indicated that he had prepared the financial statements assuming that the Company would continue as a going concern. However, he also pointed out that as of December 31, 2003, the Company's then-current liabilities exceeded its then-current assets by $2,003,185 and the Company lost $215,868 from operations for the year ended December 31, 2003. Mr. Diamond stated that these and other issues raised substantial doubt as to the Company's ability to continue as a going concern.

      Mr. Diamond's report on Form 10-KSB for fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on July 24, 2003 (File No. 000-28497), contained an explanatory paragraph as to certainty regarding the Company's ability to continue as a going concern. Mr. Diamond indicated that he had prepared the financial statements assuming that the Company would continue as a going concern. However, he also pointed out that as of December 31, 2002, the Company's then-current liabilities exceeded its then-current assets by $1,800,575 and the Company lost $141,503 from operations for the year ended December 31, 2002. These and other issues raised substantial doubt as to the Company's ability to continue as a going concern.

      3. Please amend your filing to include the engagement date of the new independent auditors in accordance with Item 304(a)(2) of Regulation S-B.

      On June 8, 2005, the Company engaged Schwartz, Levitsky, Feldman, LLP as our auditors.

      4. Please amend to file an updated letter from Stephan Diamond, CA as an
Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect his agreement or disagreement with any disclosures in the amended Form 8-K filing.

      We have not included a letter from Stephan Diamond, Chartered Accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B as he has not provided us with a letter.

August 5, 2005
Page 3

      The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Best regards,


                                        SHEFSKY & FROELICH LTD.


                                        /s/ Susan W. Wiles
                                        -------------------------------------
                                            Susan W. Wiles

cc:      Sandy Masselli
         Mitchell D. Goldsmith, Esq.


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